NEWS RELEASE

CIBC Board Names Bill Etherington as Non-Executive Chairman

TORONTO, August 7, 2003 — The CIBC Board of Directors announced today that, effective immediately, Bill Etherington, currently chair of the Corporate Governance committee and the Board’s Lead Director, becomes CIBC’s non-executive Chairman. John Hunkin will continue to serve as CIBC’s Chief Executive Officer.

A recommendation to separate the Chairman and the Chief Executive Officer roles was put forward at the Board’s June meeting by Mr. Hunkin. At that time a special committee was appointed by the Board to manage the selection process for the non-executive Chairman role. Mr. Etherington’s appointment to the position was unanimously approved at today’s regular Board meeting.

“Having established the lead director role almost three years ago, I strongly believe that moving to a non-executive chairman structure represents a logical evolution for CIBC,” said Mr. Hunkin. “At our Annual General Meeting in February we told shareholders we would be examining our governance in the context of emerging best practices. My own conclusion and that of the Board was that the time to split the roles had come. We are particularly fortunate to have in Bill Etherington a proven business leader who has earned the respect of his peers on the Board, as well as the trust of the wider community. Bill has a passionate interest in corporate governance issues, which is particularly relevant given his new responsibilities.”

“I am honored that my fellow board members have accorded me this new level of responsibility,” said Mr. Etherington, 61, who, until his retirement in 2001, was a senior executive with the IBM Corporation. “My focus as Chairman will be on keeping CIBC in a leadership position on governance issues, with the ultimate objective of delivering superior value for our shareholders, customers and employees.”

CIBC is one of North America’s leading financial institutions. It offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada and around the world. For more detailed information, please visit CIBC’s corporate website at www.cibc.com. Nothing in CIBC’s website should be considered incorporated into this release by reference.

The board of directors of CIBC reviewed this press release prior to it being issued.

For further information: Robert Waite, SVP, Communications & Public Affairs, 416-956-3330.